UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2003 and April 2004.

AMERICAN NEVADA GOLD CORP.

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]     Yes   X      No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  000-50376

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      American Nevada Gold Corp.

(Registrant)

"Peeyush K. Varshney"

Date: April 5, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

AMERICAN NEVADA GOLD CORP.

FOR IMMEDIATE RELEASE

Monday, April 5,   2004

Contact:

Investor Relations

(No.2004-04-02)

Phone (604) 684-2181

info@varshneycapital.com

Vancouver, BC, April 5, 2004 - American Nevada Gold Corp. (TSX Venture Exchange: AGN) announces that at its Annual General Meeting scheduled for June 3, 2004, the Company will be seeking shareholder approval of special resolutions to change the name of the Company to Consolidated American Nevada Gold Corp. and to consolidate the shares of the Company on the basis of up to five (5) current common shares into one (1) new common share.

The proposed consolidation and name change will facilitate the Company's search for other business opportunities and future financings.

The above proposed transactions are subject to regulatory and shareholder approvals.

ON BEHALF OF THE BOARD OF DIRECTORS

"Hari B. Varshney"

Hari B. Varshney

President

Suite #1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@varshneycapital.com                                                          Website: www.americannevadagold.com

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:
X	Schedule A
X	Schedules B and C
(Place X in appropriate category.)

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
American Nevada Gold Corp. (formerly Mask Resources Inc.)	September 30, 2003	03/11/12
ISSUER'S ADDRESS
Suite 1304 - 925 West Georgia Street, Cathedral Place
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.	V6C 3L2	(604) 682-4768	(604) 684-2114
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Peeyush Varshney	Director	(604) 684-2114
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@americannevadagold.com	www.americannevadagold.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Hari B. Varshney"	Hari B. Varshney	03/11/12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peeyush K.Varshney"	Peeyush K. Varshney	03/11/12
(Electronic signatures should be entered in "quotations".)

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Balance Sheets

September 30, 2003 and December 31, 2002

(Unaudited - prepared by management)

	September 30, 2003	December 31, 2002
	(unaudited)	(audited)
Assets
Current assets:
Cash	$ 75,511	$ 270,061
Goods and services taxes recoverable	2,123	14,232
Prepaid expenses	1,786	-
Due from related parties (note 5)	6,367	-
	85,787	284,293

Deposit on exploration (note 3)	-	210,971

Mineral properties and deferred exploration (note 3)	643,500	412,529
	$ 729,287	$ 907,793

Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$ 1,175	$ 5,883

Shareholders' equity:
Share capital (note 4)	3,124,218	3,124,218
Contributed surplus	-	990
Deficit	(2,396,106)	(2,223,298)
	728,112	901,910
	$ 729,287	$ 907,793

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Statements of Operations and Deficit

For the nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

	Three months ended September 30		Nine months ended Septmeber 30
	2003	2002	2003	2002

Revenues:
Interest	$ 334	$ 10	$ 1,573	$ 11

Expenses:
Advertising, travel and promotion	2,251	2,854	6,523	3,809
Bank charges and interest	131	101	965	295
Consulting	-	-	28,380	-
Management fees	15,000	-	45,000	-
Office, rent and administration	10,895	8,737	41,219	14,744
Professional fees	2,034	14,000	7,848	35,895
Regulatory and transfer agent	1,694	18,702	13,293	23,542
Wages and benefits	9,560	-	31,153	-
	41,565	44,394	174,381	78,285
Loss for the period	41,231	44,384	172,808	78,274
Deficit, beginning of period	2,354,875	1,982,226	2,223,298	1,948,336

Deficit, end of period	$ 2,396,106	$ 2,026,610	$ 2,396,106	$ 2,026,610
Loss per share	$ 0.00	$ 0.04	$ 0.01	$ 0.07
Weighted average number of common shares	23,812,916	1,189,501	23,812,916	1,189,501

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Statements of Cash Flows

For the nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

Three months ended	Nine months ended
September 30	September 30
2003	2002	2003	2002

Cash provided by (used in):

Operations:
Loss for the period	$ (41,231)	$ (44,384)	$ (172,808)	$ (78,274)
Items not involving cash
Share purchase options	-	-	(990)	-
Change in non-cash operating working capital:
Goods and services taxes recoverable	813	(2,387)	12,109	(2,992)
Prepaid expenses	982	(5,070)	(1,786)	(5,070)
Due from related parties	(3,845)	-	(6,367)	-
Accounts payable and accrued liabilities	(694)	19,797	(4,708)	49,381
(43,975)	(32,044)	(174,550)	(36,955)

Investing:
Deferred exploration	(20,000)	-	(20,000)	-
Acquisition of mineral property	-	(25,000)	-	(25,000)
(20,000)	(25,000)	(20,000)	(25,000)

Financing:
Due to related parties	-	56,840	-	63,740

Increase (decrease) in cash	(63,975)	(204)	(194,550)	1,785
Cash, beginning of period	139,486	2,260	270,061	271
Cash, end of period	$ 75,511	$ 2,056	$ 75,511	$ 2,056

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 1

Nine months ended September 30, 2003

(Unaudited - prepared by management)

1.

Operations

During the year ended December 31, 2002, effective on October 29, 2002, the Company completed its reorganization and met Minimum Listing Requirements pursuant to the TSX Venture Exchange (the "Exchange") Policy 2.1. Effective at the opening, October 29, 2002, trading was reinstated in the securities of the Company and the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

The Company's principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions.  The Company's future operations are dependent upon the Company's ability to obtain adequate financing from lenders, shareholders and other investors, and to generate future profitable operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.

Significant accounting policies

a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  As a result, actual results could significantly differ from those estimates.

b)

Fair value of financial instruments

The carrying amounts of cash, goods and services tax recoverable, prepaid expenses, due from related parties and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 2

Nine months ended September 30, 2003

(Unaudited - prepared by management)

2.

 Significant accounting policies (continued)

c)

Mineral properties and deferred exploration

Mineral property acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests.  A property acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

On an on-going basis, the Company evaluates the status of its mineral properties based on results to date to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount.

The amounts shown for mineral property and deferred exploration reflect costs incurred to date and are not intended to reflect present or future values.

d)

Share issuance costs

The costs of issuing shares are applied to reduce the stated value of such shares.

e)

Loss per share

Loss per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the respective years.  Fully diluted earnings per share, which assumes the exercise of all dilutive options and warrants, has not been presented as the impact of outstanding warrants would be anti-dilutive.

f)

Stock based compensation

Effective January 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 3

Nine months ended September 30, 2003

(Unaudited - prepared by management)

2.

 Significant accounting policies (continued)

f)

Stock based compensation (continued)

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002.  The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.  See note 4(e).

3.

Mineral properties and deferred exploration

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties").

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

a)

Consideration is composed of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30-day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

During the previous year, the Company paid Bonanza $107,500, as per the terms mentioned above.

b)

The Company will earn its 50% interest in the Properties over a period of three years as follows:

i.

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 and the issuance of 300,000 shares to Bonanza in the first year of the Option Agreement.

ii.

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of 250,000 shares to Bonanza.

iii.The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 shares to Bonanza.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 4

Nine months ended September 30, 2003

(Unaudited - prepared by management)

3.

Mineral properties and deferred exploration (continued)

Once the Company incurred cumulative exploration expenditures of $3,600,000 and issued to Bonanza Explorations 800,000 shares, the Company will be deemed to have formed a Joint Venture with Bonanza.  Each party to the Joint Venture will hold an undivided 50% interest in both the Properties and the Joint Venture.  Once the Joint Venture is deemed to have been formed, all exploration expenditures relating to the Joint Venture will be borne by the Company and Bonanza pro rata to their respective interest in the Joint Venture.  Bonanza, however, will act as the operator of the Joint Venture.  So long as the Company retains a 50% interest in the Joint Venture it will be entitled to appoint one representative and Bonanza will be entitled to appoint one representative to a management committee to be established in accordance with the terms of the Option Agreement. Bonanza will be granted a "casting vote" for the purposes of the Joint Venture Management Committee.

At any time within 60 days of the third anniversary of the date that the Company is reinstated for trading on the Exchange, Bonanza will have the right (the "Buyback Option") to purchase from the Company a 20% interest in the Properties, and thus increase Bonanza Explorations' interest to 70% and decrease the Company's interest to 30%.  The exercise price of the Buyback Option will be $7,200,000, being 200% of the Company's cumulative exploration expenditures.

During the previous year, the Company issued 275,000 shares to an arm's length party, in consideration for his efforts in introducing the Company to ABG.

During the previous year, the Company advanced $480,000 to Bonanza, of which $269,029 was expended on exploration and $210,971 was held as a deposit on exploration, and issued 300,000 shares to Bonanza as per the terms mentioned in 3(b)i.

During the nine months ended September 30, 2003, $230,971 was expended on exploration activities.

During the period, the Company has made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

A discussion and summary of mineral properties and deferred exploration expenditures is as follows:

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 (paid) due November 2001 which was deferred until June 15, 2002. In 2002, the payment increased to US$150,000 and in 2003, to US$675,000. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 5

Nine months ended September 30, 2003

(Unaudited - prepared by management)

3.

Mineral properties and deferred exploration (continued)

	September 30, 2003	December 31, 2002

Mineral properties, beginning and end of period	$ 143,500	$ 143,500

Deferred exploration during the period	230,971	269,029
Deferred exploration expenditures, beginning of period	269,029	-
Deferred exploration expenditures, end of period	500,000	269,029
Mineral properties and deferred exploration expenditures, end of period	$ 643,500	$ 412,529

4.	Share capital

	a)	Authorized

		100,000,000 common shares are authorized, with no par value.

	b)	Issued and outstanding:

			Number
			of Shares	Amount

		Balance, December 31, 2001	1,189,500	$676,226

		Shares issued:
		for debt settlement	10,502,554	1,260,307
		by way of a short form offering, net
		of share issuance costs	10,895,862	1,151,685
		for corporate finance fee on short form offering	650,000	-
		on acquisition of mineral properties	300,000	36,000
		for finder's fee on mineral properties	275,000	-

		Balance, December 31, 2002 and September 30, 2003	23,812,916	$3,124,218

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 6

Nine months ended September 30, 2003

(Unaudited - prepared by management)

4.

Share capital (continued)

c)

Shares for debt and escrow shares:

During the year ended December 31, 2002, the Company completed a conversion of debt whereby 10,502,554 common shares of the Company were issued at a deemed price of $0.12 per share to settle total debts of $1,260,307.

7,789,864 of the common shares issued on the debt settlement are subject to a three-year value security escrow agreement and 2,712,690 shares are subject to a six-year surplus security escrow agreement.

During the period, 1,304,119 shares were released from escrow leaving a balance of 8,419,445 shares in escrow.

d)

Short form offering:

During the previous year, the Company completed an equity financing by way of a short form offering document (the "Offering") through Canaccord Capital Corporation (the "Agent"), of 10,895,862 Units at a price of $0.12 per Unit for gross proceeds of $1,307,503. Each Unit is comprised of one common share and one transferable share purchase warrant (a "Warrant"). Each Warrant allows the holder to purchase one additional common share (a "Warrant Share") for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Warrants were listed for trading on the Exchange on October 30, 2002.

The Agent was paid cash commission of 9% of the gross proceeds of the Offering and received Agent's Warrants entitling the Agent to acquire 1,634,379 common shares for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Agent was also paid an administration fee of $7,500, sponsorship fee of $25,000, and corporate finance fee of 650,000 units. Each corporate finance unit consists of one common share and one warrant entitling the Agent to purchase one additional common share under the same exercise provisions as the warrants in the unit offering.

e)

Stock options:

Options to purchase common shares of the Company may be granted by the Board of Directors to employees and non-employees of the Company. The following is a summary of the status of the options outstanding and exercisable:

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 7

Nine months ended September 30, 2003

(Unaudited - prepared by management)

4.

Share capital (continued)

	Number of	Weighted average
	common shares	exercise price

Balance, December 31, 2002	1,090,000	$0.10
Granted	450,000	0.11
Cancelled	(50,000)	(0.10)
Cancelled	(150,000)	(0.11)

Balance, September 30, 2003	1,340,000	$0.10

a)

During the nine months ended September 30, 2003, 50,000 stock options at a price of $0.10 per share expiring November 19, 2007 and 150,000 stock options at a price of $0.11 per share expiring February 4, 2008, granted to a consultant were cancelled. Accordingly, compensation costs of $9,348 previously recorded in the statements of operations and deficit in connection with these options were reversed during the period.

During the nine months ended September 30, 2003, no compensation costs were recorded in the statements of operations and deficit for options granted to employees.

Had compensation costs been determined for employee awards granted during the period using the fair value based method at their respective grant dates, the Company's pro forma net loss and pro forma loss per share would have been as follows:

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 8

Nine months ended September 30, 2003

(Unaudited - prepared by management)

4.

Share capital (continued)

e)

Stock options (continued):

	Three months ended September 30, 2003	Nine months ended September 30, 2003
Loss for the period as reported	$ 41,231	$ 172,808
Compensation expense related to fair value of stock options	-	16,715
Pro forma loss for the period	41,231	189,523
Deficit, beginning of period	2,354,875	2,223,298
Pro forma deficit, end of period	$ 2,396,106	$ 2,412,821
Pro forma loss per share	$ 0.00	$ 0.01

TThe fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%; dividend yield of 0%; stock price volatility of 65%; and a weighted average expected life of the options of two years.

The weighted average fair value of options granted during the period ended September 30, 2003 is $0.06.

1.

Related party transactions

a)

During the period, the Company paid $45,000 (September 30, 2002 - $nil) for management fees and $9,000 (September 30, 2002 - $nil) for administrative fees to a company controlled by directors of the Company.

b)

During the period, the Company paid $13,013 (September 30, 2002 - $nil) for rent to a company having a director in common.

c)

During the period, the Company paid $nil (September 30, 2002 - $12,000) for rent to a company controlled by directors of the Company.

d)

During the period, $6,367 (September 30, 2002 - $nil) was due from a company having a director in common. The amount is unsecured, non-interest bearing and with no fixed terms of repayment.

Schedule B:  Supplementary Information

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Nine months ended September 30, 2003

 (Unaudited - Prepared by Management)

Section 1:

Transactions with non-arms length parties during the current fiscal year-to-date:

a)

The Company paid $45,000 for management fees and $9,000 for administrative fees to a company controlled by directors of the Company.

b)

The Company paid $13,013 for rent to a company having a director in common.

c)

$6,367 was due from a company having a director in common.

Section 2

A.

Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
Nil

B.

Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Issue	Number of Shares	Exercise Price	Expiry Date
February 4, 2003	Aly Mawji	Director	300,000	$0.11	February 4, 2008
February 4, 2003	Consultant**	Consultant	150,000	$0.11	February 4, 2008

**Options cancelled on June 23, 2003.

Section 3

A.

Authorized and issued share capital as at September 30, 2003:

Authorized share capital - 100,000,000 common shares without par value.

A total of 23,812,916 shares have been issued for a total of $3,124,218.

B.

Options, warrants and convertible securities outstanding as at September 30, 2003:

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	1,040,000	$0.10	November 19, 2007
	300,000	$0.11	February 4, 2008

Schedule B:  Supplementary Information

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Nine months ended September 30, 2003

(Unaudited - Prepared by Management)

Section 3 (continued)

B.

Options, warrants and convertible securities outstanding as at September 30, 2003 (continued):

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Share purchase warrants	10,895,862	$0.15	October 29, 2003
		$0.18	October 29, 2004

Agent's warrants	1,634,379	$0.15	October 29, 2003
		$0.18	October 29, 2004

Corporate finance fee units	650,000	$0.15	October 29, 2003
		$0.18	October 29, 2004

C.

Shares in escrow or subject to pooling as at September 30, 2003:

Common shares in escrow - 8,419,445

D.

List of directors and officers as at September 30, 2003:

Hari Varshney	Director and President
Peeyush Varshney	Director and Secretary
Aly Mawji	Director

Schedule C:  Management Discussion

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Nine months ended September 30, 2003

Financial Results

During the nine months ended September 30, 2003, the Company incurred a loss of $172,808 or $0.01 per share as compared to a loss of $78,274 or $0.07 per share during the prior fiscal year, an increase in loss of $94,534. The increase in loss was due to increases in consulting fees by $28,380, management fees by $45,000, office and administration by $26,475, and wages and benefits by $31,153. The increase in expenses was a result of increased corporate activity which occurred in connection with the Company's reorganization and acquisition of mineral properties.

During the nine months ended September 30, 2003, the Company spent $230,971 on exploration activities.

Liquidity and Capital Resources

During the nine months ended September 30, 2003, the Company reported a positive working capital of $84,612. The Company utilized cash for operating activities in the amount of $172,808 before changes in non-cash working capital balances for the period ended September 30, 2003, and reversed expenses of $990 for stock options granted to a consultant. Net changes in non-cash working capital balances utilized $752 of cash for the period ended September 30, 2003, increasing cash utilized in operating activities to $174,550.

Description of Business

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG" or "Bonanza"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent called for the parties to enter into a formal option agreement (the "Option Agreement") which allowed the Company to earn up to a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties") located in the state of Nevada.

Option Agreement

Pursuant to the Letter of Intent, the Company entered into the Option Agreement under which it was granted the sole and exclusive option (the "Option") to earn up to a 50% interest in the Properties. In order to be entitled to exercise the Option and earn up to the 50% interest, the Company had reimbursed Bonanza for $100,000 in previous expenditures.

During the nine months ended September 30, 2003, pursuant to the Option Agreement, the Company made an election to participate in the Properties on a 5% interest basis. Bonanza will retain a 95% interest in the Properties. A joint venture (the "Joint Venture") is deemed to have been formed and all exploration expenditures relating to the Joint Venture will now be borne by both the Company and Bonanza on a pro rata basis. Bonanza will act as the operator of the Joint Venture.

Schedule C:  Management Discussion

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Nine months ended September 30, 2003

Should the Company not continue to fund its pro rata share of costs incurred on the Properties on a go-forward basis, the Company's interest shall automatically be converted into a 3% Net Profits Interest Royalty.

The Properties

The Gold Bar project is located in Nevada and is centred on the Main Gold Bar Open Pit, which operated from 1987 to 1994.  The milling operation at that time produced 485,200 ounces of gold.  The target lies at a depth where the "feeder structures" are expected to pass through the Roberts Mountains Formation, an excellent host for high grade, large, Carlin-type deposits similar to Meikle and Deep Star.  Continued data processing is required to refine the target using 3-D software.

The Pamlico project is located in the Walker Lane gold trend in Nevada, and has received little modern exploration.  ABG's results to date are very encouraging, having identified numerous high-grade gold anomalies at surface, in the historic underground workings and in drilling.

With respect to the Pamlico project, as previously disclosed by ABG, in the Central Mine area nine channel samples from the B-Zero Adit returned values averaging 20 g/t gold with four of the samples having higher results (67g/t, 34 g/t, 31.5 g/t and 22.3 g/t gold). The gold-bearing vein strikes northerly and dips moderately to the east. It averages 0.6 metres in true thickness but locally exceeds 1 metre in thickness. Two additional nearby areas returned high gold values from vein sampling.  One area, 45 metres away, had gold values of 19.9 g/t and 6.2 g/t; the other, 180 metres distant, returned values of 60 g/t and 29.5 g/t gold.

In the Main Zone area, numerous adits and shafts indicate this was the primary historic mining centre, producing over 50,000 ounces of gold.  In the Main Zone, previous drilling targeted known productive veins approximately 90 metres down dip from the historic workings. Eight holes were drilled along a 230 metre, roughly linear, fence.  Three holes encountered narrow veins approximately 0.6 metres in true thickness, grading 42 g/t, 134 g/t and 700 g/t gold. The first intercept represents a previously unknown vein while the latter two intercepts appear to represent the down dip extension of the known productive veins that were stopped during historic mining.

During the period, the Company is pleased to report that it was notified by Bonanza that it had completed the drilling program at the Pamlico project in the Walker Lane Mineral Belt of Nevada and encountered favorable mineralization.

A total of eight holes were drilled, with a combined length of 1,608 feet (490 metres). Of this total 1,120 feet (341 metres) were drilled as reverse circulation and 488 feet (149 metres) were drilled as core through structural target zones. Five drill holes tested the Main Zone mineralization and three holes tested the Central Mine area.

Encouraging results of 55.5 grams per tonne (1.62 ounces of gold per ton) over 1 metre (3 feet) and 95.6 grams per tonne (2.79 ounces of gold per ton) over 0.3 metre (1 foot) were obtained. Given the early stage of the exploration drilling, these results are considered encouraging.  Four distinct mineralized structures were targeted and all four were encountered by the drilling, with two structures returning significant mineralization as described above.  Several intervals testing structures did not return high grade gold, but contain anomalous gold grades between 1.0 g/t gold and 0.5 g/t gold which suggests potential for these structures in other areas.

Schedule C:  Management Discussion

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Nine months ended September 30, 2003

A total of 173 drill samples were sent for assay, and an additional 86 duplicate, standard and blank assays were performed.  The range of gold values reported from the drill samples varied from below detection levels to 95.6 g/t with an average of 1.02 g/t, and high grade samples were thoroughly checked.

Check assays were submitted to BSI-Inspectorate, Sparks, NV and Chemex Labs, Sparks, NV for 2-assay ton gold analysis. Both labs are ISO 9002 certified. AAL or Bonanza's personnel delivered the samples to the check labs.

A summary of the drill results from all holes drilled are as follows:

Drill Hole Number	Hole Length (feet)	Azimuth	Dip	From - To (feet)	Interval Length (feet)	Gold Grade (opt)	Gold Grade (g/t)
Pam02-1	272	195	-45	49.7 - 54.3	4.6	0.028	1.0
				60.5 - 63.5	3	1.62	55.5
				92.5 - 101	8.5	0.024	0.8
				118 - 121	3	0.025	0.9
Pam02-2	237	204	-64	40 - 65	25	0.028	1.0
				95 - 115	20	0.023	0.8
Pam02-3	210	195	-65	85 - 100	15	0.014	0.5
				180.5 - 181.5	1	2.79	95.6
Pam02-4	239	184	-60	No Significant Mineralization Encountered
Pam02-5	240	180	-85	No Significant Mineralization Encountered
CM02-1	125	0	-90	95 - 102.5	7.5	0.058	2.0
CM02-2	150	194	-55	No Significant Mineralization Encountered
CM02-3	135	115	-71	No Significant Mineralization Encountered

Several undrilled high quality targets are present on the Pamlico property, and exploration efforts currently focus on refining drill targets in these areas and compilation of the new drill data and modeling to evaluate these targets and plan future drilling to explore new targets and follow up these results.

During the period, the Company commenced exploration of the Gold Bar Property located in the Battle Mountain / Eureka mineral trend in central Nevada.

Schedule C:  Management Discussion

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Nine months ended September 30, 2003

The Stage 1 Exploration Program at the Gold Bar Property consisted of continuing and completing the data entry and processing by ABG in the Gold Bar Main Pit area.  This data was entered and incorporated into 2-D and 3-D models and was combined with structural, geological and exploration and development drilling data.  The resulting model was used to guide the deep drilling required to test the deep Carlin-type deposit model.  Upon completion of the modelling, one reverse circulation drill hole was drilled to depth.

The drill rig arrived on site on July 2 and was a Drilltec model DH-3.  The DH-3 is a specially built drilling rig designed for deep drilling.  This initial drill program was designed to provide preliminary information concerning stratigraphy, alteration and possible gold mineralization in the Roberts Mountains Formation at the intersection of mineralized structures. The target deposit would occur where the feeder structures intersect the Roberts Mountains Formation, and would be a high grade, deep Carlin type deposit.

On August 27, the drill hole, BZGB-01, had been drilled to a depth of 4,200 feet by reverse circulation drilling and returned geochemically anomalous gold, silver and arsenic mineralization over much of its length.  A total of 2,020 feet throughout the hole is anomalous with respect to gold (averaging 20 ppb gold), which represents nearly half of the hole (48%).  A total of 1,835 feet throughout the hole is anomalous with respect to arsenic (averaging 42 ppm arsenic), which represents nearly half of the hole (44%).  A total of 660 feet throughout the hole (16% of the hole) is anomalous with respect to silver, averaging 288 ppb silver.

Gold, silver and arsenic are considered the most important indicator elements for gold for this target deposit type.  These broad, low level anomalies are very encouraging, and are thought to represent leakage of mineralizing hydrothermal fluids out from the target feeder fault system.

At the bottom of the hole a visible increase in fracturing and alteration was encountered in the Lone Mountain Dolomite indicating close proximity to the targeted Roberts Mountains Formation. At 4,200 feet the capacity of the reverse circulation drilling rig had been reached and a decision was made by Bonanza personnel to continue the drilling with a core drilling rig.  In the process of extracting the drill rods, a drilling contractor error caused 700 feet of drill steel to be lost, dropping to the bottom of the hole. The hole is otherwise intact to an approximate depth of 3,500 feet and plans are being prepared to re-enter with a core drilling rig and drill to the targeted Roberts Mountains Formation.

We would like to thank our shareholders for their continued support.

On behalf of the Board,

Hari B. Varshney

November 12, 2003

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:
Schedule A
X	Schedules B and C
(Place X in appropriate category.)

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
American Nevada Gold Corp. (formerly Mask Resources Inc.)	September 30, 2003	03/11/12
ISSUER'S ADDRESS
Suite 1304 - 925 West Georgia Street, Cathedral Place
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.	V6C 3L2	(604) 682-4768	(604) 684-2114
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Peeyush Varshney	Director	(604) 684-2114
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@americannevadagold.com	www.americannevadagold.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Hari B. Varshney"	Hari B. Varshney	03/11/12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peeyush K. Varshney"	Peeyush K. Varshney	03/11/12
(Electronic signatures should be entered in "quotations".)

Schedule B:  Supplementary Information

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Nine months ended September 30, 2003

 (Unaudited - Prepared by Management)

Section 1:

Transactions with non-arms length parties during the current fiscal year-to-date:

a)

The Company paid $45,000 for management fees and $9,000 for administrative fees to a company controlled by directors of the Company.

b)

The Company paid $13,013 for rent to a company having a director in common.

c)

$6,367 was due from a company having a director in common.

Section 2

A.

Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
Nil

B.

Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Issue	Number of Shares	Exercise Price	Expiry Date
February 4, 2003	Aly Mawji	Director	300,000	$0.11	February 4, 2008
February 4, 2003	Consultant**	Consultant	150,000	$0.11	February 4, 2008

**Options cancelled on June 23, 2003.

Section 3

A.

Authorized and issued share capital as at September 30, 2003:

Authorized share capital - 100,000,000 common shares without par value.

A total of 23,812,916 shares have been issued for a total of $3,124,218.

A.

Options, warrants and convertible securities outstanding as at September 30, 2003:

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	1,040,000	$0.10	November 19, 2007
	300,000	$0.11	February 4, 2008

Schedule B:  Supplementary Information

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Nine months ended September 30, 2003

(Unaudited - Prepared by Management)

Section 3 (continued)

B.

Options, warrants and convertible securities outstanding as at September 30, 2003 (continued):

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Share purchase warrants	10,895,862	$0.15	October 29, 2003
		$0.18	October 29, 2004

Agent's warrants	1,634,379	$0.15	October 29, 2003
		$0.18	October 29, 2004

Corporate finance fee units	650,000	$0.15	October 29, 2003
		$0.18	October 29, 2004

C.

Shares in escrow or subject to pooling as at September 30, 2003:

Common shares in escrow - 8,419,445

D.

List of directors and officers as at September 30, 2003:

Hari Varshney	Director and President
Peeyush Varshney	Director and Secretary
Aly Mawji	Director

Schedule C:  Management Discussion

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Nine months ended September 30, 2003

Financial Results

During the nine months ended September 30, 2003, the Company incurred a loss of $172,808 or $0.01 per share as compared to a loss of $78,274 or $0.07 per share during the prior fiscal year, an increase in loss of $94,534. The increase in loss was due to increases in consulting fees by $28,380, management fees by $45,000, office and administration by $26,475, and wages and benefits by $31,153. The increase in expenses was a result of increased corporate activity which occurred in connection with the Company's reorganization and acquisition of mineral properties.

During the nine months ended September 30, 2003, the Company spent $230,971 on exploration activities.

Liquidity and Capital Resources

During the nine months ended September 30, 2003, the Company reported a positive working capital of $84,612. The Company utilized cash for operating activities in the amount of $172,808 before changes in non-cash working capital balances for the period ended September 30, 2003, and reversed expenses of $990 for stock options granted to a consultant. Net changes in non-cash working capital balances utilized $752 of cash for the period ended September 30, 2003, increasing cash utilized in operating activities to $174,550.

Description of Business

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG" or "Bonanza"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent called for the parties to enter into a formal option agreement (the "Option Agreement") which allowed the Company to earn up to a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties") located in the state of Nevada.

Option Agreement

Pursuant to the Letter of Intent, the Company entered into the Option Agreement under which it was granted the sole and exclusive option (the "Option") to earn up to a 50% interest in the Properties. In order to be entitled to exercise the Option and earn up to the 50% interest, the Company had reimbursed Bonanza for $100,000 in previous expenditures.

During the nine months ended September 30, 2003, pursuant to the Option Agreement, the Company made an election to participate in the Properties on a 5% interest basis. Bonanza will retain a 95% interest in the Properties. A joint venture (the "Joint Venture") is deemed to have been formed and all exploration expenditures relating to the Joint Venture will now be borne by both the Company and Bonanza on a pro rata basis. Bonanza will act as the operator of the Joint Venture.

Schedule C:  Management Discussion

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Nine months ended September 30, 2003

Should the Company not continue to fund its pro rata share of costs incurred on the Properties on a go-forward basis, the Company's interest shall automatically be converted into a 3% Net Profits Interest Royalty.

The Properties

The Gold Bar project is located in Nevada and is centred on the Main Gold Bar Open Pit, which operated from 1987 to 1994.  The milling operation at that time produced 485,200 ounces of gold.  The target lies at a depth where the "feeder structures" are expected to pass through the Roberts Mountains Formation, an excellent host for high grade, large, Carlin-type deposits similar to Meikle and Deep Star.  Continued data processing is required to refine the target using 3-D software.

The Pamlico project is located in the Walker Lane gold trend in Nevada, and has received little modern exploration.  ABG's results to date are very encouraging, having identified numerous high-grade gold anomalies at surface, in the historic underground workings and in drilling.

With respect to the Pamlico project, as previously disclosed by ABG, in the Central Mine area nine channel samples from the B-Zero Adit returned values averaging 20 g/t gold with four of the samples having higher results (67g/t, 34 g/t, 31.5 g/t and 22.3 g/t gold). The gold-bearing vein strikes northerly and dips moderately to the east. It averages 0.6 metres in true thickness but locally exceeds 1 metre in thickness. Two additional nearby areas returned high gold values from vein sampling.  One area, 45 metres away, had gold values of 19.9 g/t and 6.2 g/t; the other, 180 metres distant, returned values of 60 g/t and 29.5 g/t gold.

In the Main Zone area, numerous adits and shafts indicate this was the primary historic mining centre, producing over 50,000 ounces of gold.  In the Main Zone, previous drilling targeted known productive veins approximately 90 metres down dip from the historic workings. Eight holes were drilled along a 230 metre, roughly linear, fence.  Three holes encountered narrow veins approximately 0.6 metres in true thickness, grading 42 g/t, 134 g/t and 700 g/t gold. The first intercept represents a previously unknown vein while the latter two intercepts appear to represent the down dip extension of the known productive veins that were stopped during historic mining.

During the period, the Company is pleased to report that it was notified by Bonanza that it had completed the drilling program at the Pamlico project in the Walker Lane Mineral Belt of Nevada and encountered favorable mineralization.

A total of eight holes were drilled, with a combined length of 1,608 feet (490 metres). Of this total 1,120 feet (341 metres) were drilled as reverse circulation and 488 feet (149 metres) were drilled as core through structural target zones. Five drill holes tested the Main Zone mineralization and three holes tested the Central Mine area.

Encouraging results of 55.5 grams per tonne (1.62 ounces of gold per ton) over 1 metre (3 feet) and 95.6 grams per tonne (2.79 ounces of gold per ton) over 0.3 metre (1 foot) were obtained. Given the early stage of the exploration drilling, these results are considered encouraging.  Four distinct mineralized structures were targeted and all four were encountered by the drilling, with two structures returning significant mineralization as described above.  Several intervals testing structures did not return high grade gold, but contain anomalous gold grades between 1.0 g/t gold and 0.5 g/t gold which suggests potential for these structures in other areas.

Schedule C:  Management Discussion

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Nine months ended September 30, 2003

A total of 173 drill samples were sent for assay, and an additional 86 duplicate, standard and blank assays were performed.  The range of gold values reported from the drill samples varied from below detection levels to 95.6 g/t with an average of 1.02 g/t, and high grade samples were thoroughly checked.

Check assays were submitted to BSI-Inspectorate, Sparks, NV and Chemex Labs, Sparks, NV for 2-assay ton gold analysis. Both labs are ISO 9002 certified. AAL or Bonanza's personnel delivered the samples to the check labs.

A summary of the drill results from all holes drilled are as follows:

Drill Hole Number	Hole Length (feet)	Azimuth	Dip	From - To (feet)	Interval Length (feet)	Gold Grade (opt)	Gold Grade (g/t)
Pam02-1	272	195	-45	49.7 - 54.3	4.6	0.028	1.0
				60.5 - 63.5	3	1.62	55.5
				92.5 - 101	8.5	0.024	0.8
				118 - 121	3	0.025	0.9
Pam02-2	237	204	-64	40 - 65	25	0.028	1.0
				95 - 115	20	0.023	0.8
Pam02-3	210	195	-65	85 - 100	15	0.014	0.5
				180.5 - 181.5	1	2.79	95.6
Pam02-4	239	184	-60	No Significant Mineralization Encountered
Pam02-5	240	180	-85	No Significant Mineralization Encountered
CM02-1	125	0	-90	95 - 102.5	7.5	0.058	2.0
CM02-2	150	194	-55	No Significant Mineralization Encountered
CM02-3	135	115	-71	No Significant Mineralization Encountered

Several undrilled high quality targets are present on the Pamlico property, and exploration efforts currently focus on refining drill targets in these areas and compilation of the new drill data and modeling to evaluate these targets and plan future drilling to explore new targets and follow up these results.

During the period, the Company commenced exploration of the Gold Bar Property located in the Battle Mountain / Eureka mineral trend in central Nevada.

The Stage 1 Exploration Program at the Gold Bar Property consisted of continuing and completing the data entry and processing by ABG in the Gold Bar Main Pit area.  This data was entered and incorporated into 2-D and 3-D models and was combined with structural, geological and exploration and development drilling data.  The resulting model was used to guide the deep drilling required to test the deep Carlin-type deposit model.  Upon completion of the modelling, one reverse circulation drill hole was drilled to depth.

Schedule C:  Management Discussion

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Nine months ended September 30, 2003

The drill rig arrived on site on July 2 and was a Drilltec model DH-3.  The DH-3 is a specially built drilling rig designed for deep drilling.  This initial drill program was designed to provide preliminary information concerning stratigraphy, alteration and possible gold mineralization in the Roberts Mountains Formation at the intersection of mineralized structures. The target deposit would occur where the feeder structures intersect the Roberts Mountains Formation, and would be a high grade, deep Carlin type deposit.

On August 27, the drill hole, BZGB-01, had been drilled to a depth of 4,200 feet by reverse circulation drilling and returned geochemically anomalous gold, silver and arsenic mineralization over much of its length.  A total of 2,020 feet throughout the hole is anomalous with respect to gold (averaging 20 ppb gold), which represents nearly half of the hole (48%).  A total of 1,835 feet throughout the hole is anomalous with respect to arsenic (averaging 42 ppm arsenic), which represents nearly half of the hole (44%).  A total of 660 feet throughout the hole (16% of the hole) is anomalous with respect to silver, averaging 288 ppb silver.

Gold, silver and arsenic are considered the most important indicator elements for gold for this target deposit type.  These broad, low level anomalies are very encouraging, and are thought to represent leakage of mineralizing hydrothermal fluids out from the target feeder fault system.

At the bottom of the hole a visible increase in fracturing and alteration was encountered in the Lone Mountain Dolomite indicating close proximity to the targeted Roberts Mountains Formation. At 4,200 feet the capacity of the reverse circulation drilling rig had been reached and a decision was made by Bonanza personnel to continue the drilling with a core drilling rig.  In the process of extracting the drill rods, a drilling contractor error caused 700 feet of drill steel to be lost, dropping to the bottom of the hole. The hole is otherwise intact to an approximate depth of 3,500 feet and plans are being prepared to re-enter with a core drilling rig and drill to the targeted Roberts Mountains Formation.

We would like to thank our shareholders for their continued support.

On behalf of the Board,

Hari B. Varshney

November 12, 2003